SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30640; File No. 812-14155]

Aspiriant Global Equity Trust and Aspiriant, LLC; Notice of Application

August 5, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend sub-advisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Aspiriant Global Equity Trust (the "Trust") and Aspiriant, LLC (the "Adviser").

Filing Dates: The application was filed on May 14, 2013, and amended on August 2, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 30, 2013, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: Aspiriant, LLC, 11100 Santa Monica

Blvd, Suite 600, Los Angeles, CA, 90025.

For Further Information Contact: Janet M. Grossnickle, Assistant Director, at (202) 551-6821

(Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the Act

as an open-end management investment company. The Trust is currently composed of one series

(a "Fund").[1]

2.   The Adviser, a Delaware limited liability company, is registered as an investment

adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Adviser serves as

the investment adviser to the Fund pursuant to an investment advisory agreement with the Trust

(the "Advisory Agreement"). The Advisory Agreement was approved by the Trust's board of

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[1]   Applicants also request relief with respect to all existing or future series of the Trust and any other existing
or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or
an entity controlling, controlled by, or under common control with the Adviser or its successors (each such entity
included in the term "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies
with the terms and conditions of the application (included in the term "Funds"). Every existing entity that currently
intends to rely on the requested order is named as an applicant. For purposes of the requested order, "successor" is
limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of
business organization. If the name of any Fund contains the name of a Sub-Adviser (as defined below), the name of
the Adviser, or a trademark or trade name that is owned by the Adviser, will precede the name of the Sub-Adviser.

trustees (the "Board"),[2] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act (the "Independent Trustees"), and by the initial shareholder of the Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the Act with respect to the Advisory Agreement.

3.   Under the terms of the Advisory Agreement, the Adviser, subject to the oversight of the Board, manages the investment operations and determines the composition of the portfolio of the Fund, including the purchase, retention, and disposition of the securities and other instruments held by the Fund, and the portion, if any, of the assets of the Fund to be held uninvested, in accordance with the Fund's current investment objectives, policies, and restrictions. For the services that it provides to the Fund, the Adviser receives a fee from the Fund as specified in the Advisory Agreement computed as a percentage of the Fund's average daily net assets. The Advisory Agreement also authorizes the Adviser to retain one or more Sub-Advisers, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the Fund (if required by applicable law), for the performance of any of the services for which the Adviser is responsible under the Advisory Agreement. The Adviser has entered into sub-advisory agreements ("Sub-Advisory Agreements") with various Sub-Advisers to provide investment advisory services to the Fund.[3] Each Sub-Adviser is, and each future Sub-Adviser will be, an "investment adviser," as defined in section 2(a)(20)(B) of the Act, and is registered, or will register, as an investment adviser under the Advisers Act, or not subject

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[2]   The term "Board" also includes the board of trustees or directors of a future Trust and future Fund, if different.

[3]   All existing Sub-Advisory Agreements comply with sections 15(a) and (c) of the Act and rule 18f-2 thereunder. Currently, the Adviser has entered into Sub-Advisory Agreements with the following Sub-Advisers: AQR Capital Management, LLC, Dimensional Fund Advisors LP, and Parametric Risk Advisors LLC.

to such registration. The Adviser will evaluate, select and recommend Sub-Advisers to the

Board, monitor and evaluate each Sub-Adviser's investment program and results, and review

each Fund's compliance with its investment objective, policies and restrictions. The Adviser

also will recommend to the Board whether Sub-Advisory Agreements should be renewed,

modified or terminated. The Adviser compensates each Sub-Adviser out of the fee paid by a

Fund to the Adviser under the Advisory Agreement.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to

engage Sub-Advisers to manage all or a portion of the assets of a Fund pursuant to a Sub-

Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining

shareholder approval. The requested relief will not extend to any sub-adviser that is an

"affiliated person," as defined in section 2(a)(3) of the Act, of a Fund or the Adviser, other than

by reason of serving as sub-adviser to a Fund ("Affiliated Sub-Adviser").

5.   Applicants also request an order exempting each Fund from certain disclosure

provisions described below that may require the Funds to disclose fees paid by the Adviser to

each Sub-Adviser. Applicants seek an order to permit each Fund to disclose (as a dollar amount

and a percentage of a Fund's net assets) only: (a) the aggregate fees paid to the Adviser and any

Affiliated Sub-Adviser; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated

Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). A Fund that employs an Affiliated

Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

6.   The Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to

the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a

new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[4] and (b)

the Fund will make the Multi-manager Information Statement available on the website identified

in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager

Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain

it on that website for at least 90 days.

Applicants' Legal Analysis:

1. Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person

to act as an investment adviser to a registered investment company except pursuant to a written

contract that has been approved by the vote of a majority of the company's outstanding voting

securities. Rule 18f-2 under the Act provides that each series or class of stock in a series

investment company affected by a matter must approve that matter if the Act requires

shareholder approval.

2. Form N-1A is the registration statement used by open-end investment companies.

Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment

adviser's compensation.

3. Rule 20a-1 under the Act requires proxies solicited with respect to a registered

investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii),

22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement

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[4] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi manager Information Statement may be obtained, without charge, by contacting the Funds. A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

for a shareholder meeting at which the advisory contract will be voted upon to include the "rate

of compensation of the investment adviser," the "aggregate amount of the investment adviser's

fees," a description of the "terms of the contract to be acted upon," and, if a change in the

advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the

investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provision of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the requested relief meets

this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and

approval of the Board, to select the Sub-Advisers who are best suited to achieve the Fund's

investment objective. Applicants assert that, from the perspective of the shareholder, the role of

the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers

employed by traditional investment company advisory firms. Applicants state that requiring

shareholder approval of each Sub-Advisory Agreement would impose unnecessary delays and

expenses on the Funds, and may preclude the Fund from acting promptly when the Board and the

Adviser believe that a change would benefit a Fund and its shareholders. Applicants note that the Advisory Agreement and any sub-advisory agreement with an Affiliated Sub-Adviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that the requested disclosure relief would benefit shareholders of the Funds because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts, if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the requested relief will encourage Sub-Advisers to negotiate lower Sub-Advisory fees with the Adviser if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[5]

1.   Before a Fund may rely on the order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering the Fund's shares to the public.

2.   Each Fund relying on the order will disclose in its prospectus the existence, substance, and effect of the order granted pursuant to this application. Each Fund relying on the order will hold itself out to the public as utilizing the manager of managers structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate

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[5]   Applicants will only comply with conditions 9, 10, 11, and 12 if they rely on the fee disclosure relief that would allow them to provide Aggregate Fee Disclosure.

responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Each Fund will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a sub-advisory agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then-existing Independent Trustees.

6.   Whenever a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund relying on the order, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval by the Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a portion of a Fund's assets; (c) allocate and, when appropriate, reallocate the Fund's assets among multiple Sub-Advisers; (d) monitor and evaluate the Sub-Advisers'

performance; and (e) implement procedures reasonably designed to ensure that Sub-Adviser(s) comply with the relevant Fund's investment objectives, policies and restrictions.

8. No trustee or officer of a Fund relying on the order, or director, manager, or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

9. Each Fund relying on the order will disclose in its registration statement the Aggregate Fee Disclosure.

10. Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

11. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis for each Fund relying on the order. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

12. Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

13. In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

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